

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2019

Michael Perry
Chief Executive Officer
Avita Medical Limited
Level 7, 330 Collins Street
Melbourne VIC 3000 Australia

      Re: **Avita Medical Limited**
              Registration Statement on Form 20-F
              Exhibit Nos. 4.3, 4.4, 4.5, 4.6 and 4.7
              Filed September 19, 2019
              File No. 001-39059

Dear Dr. Perry:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                             Sincerely,

                                           Division of Corporation Finance

cc: Christopher H. Cunningham, Esq.